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TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
February 5, 2024
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Ms. Aisha Adegbuyi
Attorney Advisor
Re:      Bowhead Holdings Inc.
Draft Registration Statement on Form S-1
Submitted December 21, 2023
CIK No. 0002002473
Dear Ms. Adegbuyi:
On behalf of our client Bowhead Holdings Inc. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 17, 2024 (the “Comment Letter”) with respect to the above-referenced draft registration statement on Form S-1 confidentially submitted to the Commission on December 21, 2023 (the “Draft Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), a second draft registration statement on Form S-1 (the “Second Draft Registration Statement”).
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Second Draft Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Second Draft Registration Statement.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

Draft Registration Statement on Form S-1
General
1.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Aisha Adegbuyi at (202) 551-8754 to discuss how to submit the materials, if any, to us for our review.
The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide to the Staff supplementally copies of all written communications presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act.
2.We note that press coverage of Bowhead discusses a number of points of connection with your two largest shareholders that do not appear to have been discussed in the draft registration statement. For instance, we note that trade publications state that "[t]he partnership with American Family is understood . . . [to have] an option for the US insurer to buy Bowhead Specialty." Please tell us whether the reporting is accurate related to any purchase options for American Family or any of your other controlling shareholders. To the extent that the reporting is accurate, please tell us whether these purchase obligations will remain after the completion of the pre-IPO reorganizations contemplated in the draft registration statement, and make appropriate revisions if necessary.
The Company respectfully advises the Staff that, while American Family does have an option to purchase the other outstanding interests in BIHL, commencing upon the later of (i) March 31, 2024 and (ii) the date on which the audited financial statements for BIHL for the year ended December 31, 2023 are delivered, the Company is currently engaged in ongoing negotiations with American Family and expects that the purchase option will no longer remain in effect upon and following consummation of the IPO. To the extent American Family or any other controlling shareholder has such an option or similar options to purchase a significant ownership interest in the Company, the Company will provide disclosure regarding any such options in a later submission/filing.
A Letter From Our Founder and Chief Executive, page vi
3.In order to present the discussion by Mr. Sills in the appropriate context, including a discussion of Bowhead's business, please move this letter so that it appears after the prospectus summary.
The Company moved the letter to begin on page 17 (after the prospectus summary) in response to the Staff’s comment.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

Prospectus Summary, page 1
4.This document appears to have been written for a reader who is conversant with the insurance business. For instance, we note that you use several shortened descriptions for key concepts related to the markets that you serve, and the products that you sell. For instance, we note that you use the term GL, for general liability, and FI, for financial institutions, without explaining the term or how it might impact your business and the risks of the products you sell. Please revise the prospectus summary to provide appropriate explanations of your business and the terms used, to allow a reader to understand your business, and the more detailed discussions you present in the risk factors and business sections.
The Company revised the disclosure on pages iii and iv in response to the Staff’s comment.
Who We Are, page 1
5.We note your disclosures regarding the domiciles, nature, and licenses of your subsidiary entities. We also note your disclosure regarding your ability to write business through your relationship with AMFIC and its subsidiaries. Please revise your disclosures to explicitly clarify whether your own legal entity licensures and statuses are sufficient to permit you to write business on a standalone basis or whether your ability to write business is predicated on your relationship with AMFIC and its subsidiaries.
The Company revised the disclosure on pages iii, 9 and 19 in response to the Staff’s comment.
6.We note your disclosure on page 2 and elsewhere that you originate business “on the paper” of AmFam. Please tell us and revise your disclosures to fully explain what this means. In addition, provide a more fulsome discussion of the contractual terms and rights between you and AmFam under this arrangement, such as fee terms, whether any authority parameters exist, how decisions are made and whether there is a right of refusal or denial by either entity.
The Company respectfully advises the Staff that originating business “on the paper” of AmFam refers to the Company’s subsidiary, BSUI, writing policies that are issued by AmFam under the name of AmFam. While these policies are technically AmFam policies in name, 100% of all Casualty, Professional Lines and Healthcare risks, net of inuring third-party reinsurance, written on behalf of AmFam by BSUI is then assumed by the Company’s subsidiary, BICI, through a quota share agreement with AFMIC, pursuant to which AmFam receives a ceding fee on net premiums assumed by BICI. AmFam or its subsidiaries and affiliates have the necessary licenses, ratings and other regulatory requirements to issue the policies, which the Company’s subsidiaries must leverage by writing policies on the paper of AmFam and under the AmFam name, since the Company’s subsidiaries do not themselves have these licenses, ratings or other regulatory requirements to independently write the policies under their own names and on their

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

own paper. The Company revised the disclosure on pages iii, 2, 9, 19, 51 and 68 to clarify this in response to the Staff’s comment.
In addition, the Company respectfully advises the Staff that the Company is currently engaged in ongoing negotiations with AmFam regarding its arrangements with AmFam. The Company expects that the new arrangements will be in place prior to or upon completion of the IPO. As a result, the Company will provide a more fulsome discussion of the contractual terms in a later submission/filing.
Our Business, page 2
7.We note your disclosure, here and on page 68, regarding gross written premiums by underwriting division and product for the year ended December 31, 2022. Please revise your disclosures in an appropriate location to also address any geographic concentrations (such as states) for your policies, as applicable.
The Company revised the disclosure on pages 1 and 68 in response to the Staff’s comment.
8.We note your disclosures, such as on page 6, that you “go to market” under the Bowhead brand. We also note your disclosure, such as on page 9, that you go to market leveraging AmFam’s legal entities, ratings, and licenses through your agreements with AMFIC. Please revise your disclosures, here or elsewhere, to clarify what you mean in each context and to clarify the distinction between the two statements.
The Company revised the disclosure on pages iii, 9 and 18 in response to the Staff’s comment.
9.We note your disclosures regarding products/solutions offered by your divisions. Please revise your disclosures to clarify, here or elsewhere, as appropriate, whether any of your policies cover physical damage and, if so, quantify the proportion covering physical damage versus liability.
The Company revised the disclosure on pages 5 and 72 in response to the Staff’s comment.
Our Structure, page 9
10.We note that a trade publication, Program Manager, in an article posted on October 16, 2023, indicated that your agreement with American Family runs through 2026. To the extent that this reporting is accurate, revise your disclosure to indicate the current term of your agreement. Also, disclose the extent to which negotiations for an extension have occurred, or are ongoing, and whether the extension will be in place before the IPO. Make conforming changes to your risk factor on page 17.
The Company respectfully advises the Staff that the Company is currently engaged in ongoing negotiations with AmFam regarding its arrangements with AmFam. The Company expects that the new arrangements will be in place prior to or upon completion of the IPO. As a

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

result, the Company will provide a discussion of the term of its agreements with AmFam in a later submission/filing.
11.Revise your presentation to show your organizational structure after the reorganization. Ensure that you reflect the ownership interests of purchasers in the offering contemplated by this draft registration statement.
The Company revised the disclosure on page 10 in response to the Staff’s comment.
12.We note that your two main shareholders, Gallatin and American Family, both have a number of other business interests in the insurance business. Please tell us, with a view towards revised disclosure, whether either of your controlling shareholders have any restrictions on their ability to compete with Bowhead in your main lines of insurance, or to offer employment to existing or future key Bowhead employees.
The Company respectfully advises the Staff that neither Gallatin nor American Family have any restrictions on their ability to compete with the Company in its main lines of insurance or to offer employment to existing or future employees of the Company.
Summary of Risk Factors, page 10
13.Revise the summary to highlight the most significant risks to investors in your business. We note that the existing summary does not discuss your status as a controlled company, but does include a relatively in-depth discussion of your status as an emerging growth company.
The Company revised the disclosure on page 11 in response to the Staff’s comment.
Risk Factors
Inability to maintain our strategic relationship with AmFam would materially adversely affect our business., page 17
14.We note your disclosures that you rely on your strategic partnership with AmFam and that related contractual arrangements may terminate or be terminated under certain circumstances. Please revise your disclosures, here or elsewhere as appropriate, to provide additional detail regarding terminations of these arrangements, such as but not limited to the circumstances in which the contractual arrangements may be terminated; whether such terminations could be initiated by you, AmFam, or either party; and how much (if any) advance notice you would receive before termination.
The Company respectfully advises the Staff that the Company is currently engaged in ongoing negotiations with AmFam regarding its arrangements with AmFam. The Company expects that the new arrangements will be in place prior to or upon completion of the IPO. As a result, the Company will provide a discussion of the termination provisions of these arrangements with AmFam in a later submission/filing.
A decline in AmFam's financial strength rating or financial size category may adversely affect our financial condition . . ., page 18

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

15.We note your disclosure that you do not currently have a standalone A.M. Best rating for BICI and that you leverage AmFam’s A.M. Best rating for certain lines of business. Please revise your disclosures to explain what business, if any, you would be unable to conduct if the contractual relationship with AmFam were terminated, and to quantify this in the context of your overall operations.
The Company revised the disclosure on page 19 in response to the Staff’s comment.
Our losses and loss expense reserves may be inadequate..., page 20
16.We note your disclosure on page 75 that "[you] underwrite business on both an admitted and E&S basis, depending on the specific product and segments that we target." You go on to say on page 78 that you "predominantly write non-admitted business in the E&S market." Revise this risk factor to indicate whether your choice to primarily write non-admitted policies contributes to the uncertainty related to your loss reserves.
The Company revised the risk factor disclosure on page 21 in response to the Staff’s comment.
Adverse economic factors, including recession, inflation . . . could result in the sale of fewer policies than expected . . ., page 25
17.We note your disclosure on page 25 that "factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment." Please update this risk factor to reflect how recent inflationary pressures impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
The Company updated the risk factor disclosure on page 27 in response to the Staff’s comment.
The insurance business is historically cyclical in nature, which may affect our financial performance . . ., page 26
18.Please clarify in this risk factor, and its subheading, where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk. Additionally, please clarify which programs and lines of business you believe are impacted or not significantly impacted by the hard and soft market cycles you discussed. Furthermore, discuss the extent to which management believes that you have experienced the key elements of the cycle since you began operations in 2020.
The Company revised the risk factor disclosure on page 27 in response to the Staff’s comment.
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives., page 28

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

19.We note your disclosure on page 29 and elsewhere (such as the Risk-Based Capital section) that you are subject to certain requirements under a company-specific stipulation and order from the Wisconsin OCI. Please revise your disclosures, here and elsewhere as appropriate, to explain the nature of this company-specific stipulation and order, such as what prompted its issuance; when it was put in place; how long it will be in place, if known; and what other terms within it, if any, restrict or impact your operations, and how.
The Company revised the disclosure on page 88 and added a cross-reference thereto on page 30 in response to the Staff’s comment.
We could be adversely affected by the loss of one or more key personnel . . ., page 30
20.Revise this risk factor to discuss the extent to which your key personnel, including those representing key lines of business and your claims processing, are covered by employment or non-compete contracts. Revise your discussion in an appropriate portion of your business or management's discussion sections to discuss the extent to which management has a policy to enter into contractual arrangements with key employees to minimize the risk of disruption to your business in the event of a key employee's departure.
The Company respectfully advises the Staff that the Company is currently engaged in ongoing negotiations with certain of its key personnel regarding their employment arrangements. The Company expects that any such new arrangements will be in place prior to or upon completion of the IPO. As a result, the Company will provide the requested disclosure in a later submission/filing.
Our management will have broad discretion over the use of the proceeds we receive in this offering . . ., page 39
21.We note your disclosure that "[your] management will have broad discretion in the application of the net proceeds from the sale of shares by [you] in this offering, including for any of the purposes described in the section entitled 'Use of Proceeds,' and [investors] will not have the opportunity as part of [their] investment decision to assess whether the net proceeds are being used appropriately." To the extent that you have a use in mind for the net proceeds, disclose it or clarify what you mean by this statement to give investors the ability to better understand the possible risks.
The Company revised the disclosure on page 41 to clarify what is meant by the statement in response to the Staff’s comment.
Our amended and restated certificate of incorporation . . . , page 41
22.We note your disclosure on page 41 that “[your] amended and restated certificate of incorporation further will provide that, unless [you] consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act.” Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
The Company respectfully notes that page 41 of the Draft Registration Statement states: “Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) (emphasis added) compliance with the federal securities laws and the rules and regulations thereunder.” The Company has not made any changes to the disclosure because it believes that the statement makes sufficiently clear that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Reinsurance, page 58
23.We note your disclosures on page 59 that your Cyber line of business uses different quota share reinsurance and excess of loss reinsurance treaties from those used by your other lines of business. We also note your disclosure of the Cyber quota share structure. Please revise your disclosures to also discuss the Cyber business’s excess of loss reinsurance treaty arrangements or to clarify, if true, that no excess of loss arrangements are currently in place for that line of business.
The Company revised the disclosure on pages 60 and 82 to clarify that no excess of loss arrangements are currently in place for the Cyber line of business in response to the Staff’s comment.
Quantitative and Qualitative Disclosures about Market Risk, page 61
24.We note that your sensitivity analysis for your interest rate risk exposure assumes a 100-basis point increase/decrease in interest rates. Please tell us how you determined that 100-basis points was an appropriate measurement point for the possible impact of an increase or decrease in interest rates, particularly given the changes in interest rates experienced in the past 12 months.
The Company respectfully advises the Staff that the Company has reevaluated its sensitivity analysis for its interest rate risk exposure based on interest rates experienced in the past 12 months and has determined that presenting both a hypothetical 100-basis point increase/decrease and a hypothetical 200-basis point increase/decrease better reflects reasonably possible near term changes. Accordingly, the Company revised the disclosure on page 63 to add the hypothetical 200-basis point increase/decrease in response to the Staff’s comment.
Business, page 67

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

25.We note your risk factor disclosure on page 18, that you are dependent on a key group of brokers to distribute your policies to potential clients. We also note that you discuss your key brokers in Note 12, disclosing your largest relationships on page F-22. Revise this section, or another section, to discuss how you manage your broker relationships, including evaluating possible credit risk and renewal activities of your current key broker partners, as well as efforts to recruit additional brokers.
The Company revised the disclosure on page 80 in response to the Staff’s comment.
Competition, page 83
26.We note your disclosure that "some of [y]our notable competitors include: American International Group, Inc., Arch Capital Group Ltd., AXA S.A., Axis Capital Holdings Ltd., Berkshire Hathaway Corporation, C.V. Starr & Co., Inc., Chubb Ltd., Cincinnati Financial Corporation, CNA Financial Corporation, Liberty Mutual Insurance Company, Nationwide Mutual Insurance Company, The Doctors Company, The Travelers Companies, Inc. and W.R. Berkley Corporation." Please provide the criteria you used to identify these companies as your competitors.
In identifying the listed companies as some of the Company’s competitors, the heads of each of the Company’s underwriting divisions provided input on the companies that they considered to be such underwriting division’s top competitors, considering factors such as the number of policies and/or the amount of premiums written by such companies and such company’s reputation within the space. As a result, the companies listed may be competitors with respect to only one underwriting division and not the others or more than one underwriting division.
Human Capital, page 83
27.We note your disclosure that "[a]s of November 30, 2023, [you] had over 190 employees." Please tell us, with a view towards revised disclosure, the reason why you cannot be precise about the total number of employees as of November 30, 2023.
The Company revised the disclosure on pages 2, 51, 68 and 85 to provide a precise total number of employees as of December 31, 2023 in response to the Staff’s comment.
Regulation
IRIS Ratios, page 89
28.We note your disclosure that "[a]s of December 31, 2022, BICI had results outside the normal range in four categories. [Your] results for these ratios are attributable to the significant growth in premiums and low investment yields due to the current interest rate environment. Management does not anticipate regulatory action as a result of these IRIS ratio results." Please disclose exactly what these results were and revise your risk factors section accordingly for investor clarity or advise.

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

The Company respectfully advises the Staff that the Company believes that BICI’s actual IRIS ratio results as of December 31, 2022 are not material to investors and are outside the scope of the required disclosure, since a ratio result falling outside the usual range of IRIS ratios is not considered a failing result, but is instead viewed as part of the regulatory early monitoring system, and the Company’s management does not anticipate regulatory action as a result of these IRIS ratio results. In some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. In addition, public companies that the Company would consider its peers do not typically report actual IRIS ratio results, despite some having disclosed IRIS ratio results falling outside of the usual ranges. The Company, however, revised the risk factor disclosure on pages 30 and 31 to clarify the risks related to BICI having IRIS ratio results outside of the usual ranges.
Certain Relationships and Related Party Transactions
Director Nomination Agreement, page 97
29.We note your disclosure that "BIHL will have the right (but not the obligation) to nominate individuals to [your] board of directors. Subject to limited exceptions, [you] will include these nominees in the slate of nominees recommended to our stockholders for election as directors." Please describe what the referenced limited exceptions are to give investors a more detailed understanding of this agreement.
The Company revised the disclosure on page 102 in response to the Staff’s comment.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
o) Share-Based Compensation, page F-11
30.We note your disclosures, here and in Note 9, regarding Class P interests granted by BIHL, which are accounted for as equity. Please revise your disclosures to clarify: (i) whether the Class P interested are entitled to the profits of BHI, BIHL or both; (ii) where the related expense is booked within your income statement; and (iii) whether payouts result in cash payments or share issuance.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that: (i) while the Class P interests are entitled to the profits of BIHL pursuant to the BIHL Partnership Agreement, since BHI is a wholly-owned subsidiary of BIHL, the profits of BHI ultimately flow through to BIHL, (ii) the related expense is booked within “Operating Expense” in the Company’s income statement and (iii) the general partner of BIHL can determine if distributions/payouts will be made in the form of assets, including shares of BHI common stock held by BIHL, or cash. The Company will provide these requested disclosures in the Company’s SEC-compliant two-year audited financial statements that will be included in a subsequent submission/filing.
* * * * *

Ms. Aisha Adegbuyi
Securities and Exchange Commission
February 5, 2024

Please contact me at (212) 735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Dwight S. Yoo
cc:         Christian Windsor, Securities and Exchange Commission
Cara Lubit, Securities and Exchange Commission
Robert Klein, Securities and Exchange Commission
Stephen Sills, Chief Executive Officer, Bowhead Holdings Inc.
Brad Mulcahey, Chief Financial Officer, Bowhead Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Holdings Inc.
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
Laura Kaufman Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP
Gary D. Boss, Latham & Watkins LLP